SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 29, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires -  Argentina, October 29, 2024 – IRSA Inversiones y Representaciones Sociedad Anónima (NYSE:IRS;BYMA:IRSA), transcribes below a summary of what was resolved in the Ordinary and Extraordinary General Shareholders' Meeting held on October 28, 2024

FIRST ITEM: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
It was resolved, by majority vote, to authorize the appointment of the representatives of shareholders ANSES-FGS and CRESUD S.A.C.I.F. Y A. (“CRESUD”) for them to approve and sign the meeting’s minutes together with the chairman.

SECOND ITEM: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2024.
It was resolved, by majority vote, to approve the documents contemplated in section 234, paragraph 1, of Argentine General Companies Law no. 19,550 (“AGCL”) for the fiscal year ended June 30, 2024.

THIRD ITEM: CONSIDERATION OF THE FINANCIAL RESULT FOR THE FISCAL YEAR ENDED JUNE 30, 2024, AMOUNTING A LOSS OF $ 18,376,813,259.44 (EIGHTEEN BILLION THREE HUNDRED SEVENTY-SIX MILLION EIGHT HUNDRED THIRTEEN THOUSAND TWO HUNDRED FIFTY-NINE PESOS WITH 44/100 CENTS). CONSIDERATION OF THE APPLICATION OF VOLUNTARY RESERVES TO ABSORB ACCUMULATED NEGATIVE RESULTS. CONSIDERATION OF THE DISTRIBUTION OF DIVIDENDS PAYABLE IN CASH AND/OR IN KIND FOR UP TO $ 90,000,000,000 (NINETY BILLION PESOS) WITH VOLUNTARY RESERVES. DELEGATION TO THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE THE PROPORTION OF DIVIDENDS TO BE PAID IN CASH AND/OR IN KIND.
It was resolved, by majority vote:
(i)
to absorb the entirety of the balance of the accumulated negative unassigned results in the amount indicated, i.e., the sum of $17,379,515,726.40 (seventeen billion three hundred seventy-nine million five hundred fifteen thousand seven hundred twenty-six pesos and forty cents), which sum, upon being adjusted, amounts to $19,487,827,826.93 (nineteen billion four hundred eighty-seven million eight hundred twenty-seven thousand eight hundred twenty-six pesos and ninety-three cents) with voluntary reserves, as reflected in the standalone financial statements as of June 30, 2024, comprising the reserve for future dividends in the sum of $72,956,731,092.82 (seventy-two billion nine hundred fifty-six million seven hundred thirty-one thousand ninety-two pesos and eighty-two cents) and the special reserve in the sum of $58,076,308,045.13 (fifty-eight billion seventy-six million three hundred eight thousand forty-five pesos and thirteen cents), which sums, upon being adjusted, amount to $81,807,124,937.32 (eighty-one billion eight hundred seven million one hundred twenty-four thousand nine hundred thirty-seven pesos and thirty-two cents) and $65,121,555,159.89 (sixty-five billion one hundred twenty-one million five hundred fifty-five thousand one hundred fifty-nine pesos and eighty-nine cents), respectively; and
(ii)
after deducting the accumulated losses pursuant to item (i) above, to allocate a portion of the remaining discretionary reserves (reserve for future dividends and special reserve) to the distribution of a dividend payable in cash and/or in kind to the shareholders, in proportion to their shareholdings, for an amount up to $90,000,000,000 (ninety billion pesos), delegating to the company’s board of directors the determination of the proportion of dividends to be paid in cash and/or in kind and the implementation of such payment within legal deadlines, clarifying that the dividend proposal does not imply restatement in homogeneous currency.

FOURTH ITEM: CONSIDERATION OF THE ALLOCATION OF THE REMAINING VOLUNTARY RESERVES TO SPECIFIC PURPOSES (FUTURE DIVIDENDS, SHARE BUYBACKS, AND/OR PROJECTS RELATED TO THE COMPANY’S BUSINESS PLAN) AND DELEGATION OF THEIR APPLICATION AND DISPOSITION TO THE COMPANY’S BOARD OF DIRECTORS.
It was resolved by majority vote to reassign the so-called "special reserve" and "reserve for future dividends" to a single voluntary reserve designated as the "special reserve," whose specific purpose may be the future distribution of dividends, share buybacks, and/or new projects related to the company’s business plan, delegating to the board of directors the authority over its use, disposal, and/or application in future fiscal years, in line with the prudent and reasonable management of the company as has been conducted in recent years, all in accordance with the provisions of articles 66 subsection 3 and 70 of Law 19,550.

FIFTH ITEM: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2023.
It was resolved, by majority vote, to approve the board of Directors’ performance for the fiscal year ended June 30, 2024, regarding the duties discharged by each one of its members and those discharged by the regular directors also performing tasks as members of the audit and executive committees formed within the board, during the fiscal year ended June 30, 2024.

SIXTH ITEM: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2024.
It was resolved, by majority vote, to approve the supervisory committee’s performance for the fiscal year ended June 30, 2024.

SEVENTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS ($ 13,323,000,000 (THIRTEEN BILLION THREE HUNDRED TWENTY-THREE MILLION PESOS), ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2024, WHICH RECORDED A COMPUTABLE TAX CREDIT IN ACCORDANCE WITH THE REGULATIONS OF THE ARGENTINE SECURITIES COMMISSION.
It was resolved, by majority vote, to approve: (i) the compensation payable to the company’s board of directors, in the aggregate amount of $ 13,323,000,000 (thirteen billion three hundred twenty-three million pesos) for the fiscal year ended June 30, 2024, for technical and administrative duties discharged by the directors, which compensation is commensurate with the reasonableness standards governing remunerations for the performance of executive tasks and has taken into account the board members’ technical and operating skills and capabilities and their business expertise together with the commitment with their duties and, along with comparable market criteria for companies of similar standing, all the foregoing in accordance with the corporate governance practices set forth in the corporate governance code;and (ii) the delegation of authority to the board of directors for it to (i) proceed with the allocation and distribution thereof in a timely manner in accordance with the specific tasks performed in due course by its members; and (ii) to make advance payments of monthly fees subject to consideration by the ensuing ordinary shareholders’ meeting.

EIGHTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR $ 16,876,719 (SIXTEEN MILLION EIGHT HUNDRED SEVENTY-SIX THOUSAND SEVEN HUNDRED NINETEEN PESOS, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2024.

It was resolved, by majority vote, to approve payment to the supervisory committee for duties discharged in the fiscal year ended June 30, 2024, of the aggregate amount of $ 16,876,719 (sixteen million eight hundred seventy-six thousand seven hundred nineteen pesos), and to delegate authority to the supervisory committee to make the individual allocation of the stated amount.

NINETH ITEM: DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF UP TO THREE FISCAL YEARS, AS PER SECTION TWELVE OF THE BYLAWS.
It was resolved, by majority vote, to approve that: (i) the number of regular directors should remain unchanged at 12 (twelve) and that the number of alternate directors should be fixed at 3 (three); (ii) the appointment of Messrs. Eduardo Sergio Elsztain, Saúl Zang, Mauricio Wior and Ben Iosef Elsztain as regular directors should be renewed for a term of three fiscal years, that is, until June 30, 2027 and (iii) the appointment of Mr. Marcos Oscar Barylka as alternate director should be renewed for a term of three fiscal years, that is, until June 30, 2027. It was put on record that proposed regular and alternate directors are non-independent directors pursuant to the provisions of section 11, article III, chapter II of the CNV rules (2013 revision).

TENTH ITEM: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
It was resolved, by majority vote, to approve: (i) the appointment of Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman and Ms. Noemí Ivonne Cohn as regular members of the supervisory committee and Mr. Roberto Daniel Murmis and Mmes. Cynthia Deokmellian and Paula Andrea Sotelo as alternate members of the supervisory committee for a term of one fiscal year, putting on record that, pursuant to the CNV rules, the nominees act in their independent capacity and that they have provided remunerated professional assistance in connection with companies under section 33 of the AGCL and (ii) that authorization be granted to the proposed members of the supervisory committee to discharge duties in such capacity in other companies pursuant to the provisions of sections 273 and 298 of the AGCL.

ELEVENTH ITEM: APPOINTMENT OF CERTIFYING ACCOUNTANTS FOR THE FISCAL YEAR ENDING JUNE 30, 2025.
It was resolved, by majority vote, to approve the appointment as certifying accountants for the fiscal year 2024/2025 of the following firms (a) PricewaterhouseCoopers. Member of PricewaterhouseCoopers, acting through Mr. Carlos Brondo as regular independent auditor and Mr. Andrés Suarez as alternate independent auditor; and (b) Abelovich Polano & Asociados, acting through Ms. Noemi ivonne Cohn as regular independent auditor and Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman as alternate independent auditors.

TWELFTH ITEM: APPROVAL OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANTS FOR THE FISCAL YEAR ENDED JUNE 30, 2024.
It was resolved, by majority vote, to approve the compensation payable to the certifying accountants for duties discharged in the fiscal year ended June 30, 2024, in the amount of $597.983.928 (five hundred ninety-seven million nine hundred eighty-three thousand nine hundred twenty-eight pesos).

THIRTEENTH ITEM: CONSIDERATION OF THE DISTRIBUTION OF UP TO 25,700,000 (TWENTY-FIVE MILLION SEVEN HUNDRED THOUSAND) OWN SHARES TO THE SHAREHOLDERS IN PROPORTION TO THEIR HOLDINGS PURSUANT TO THE PROVISIONS OF SECTION 67 OF LAW NO. 26,831.
It was resolved, by majority vote, to approve the distribution of the amount of 25,700,000 treasury shares of the company with a par value of $10 deriving from buyback shares programs to the shareholders in proportion to their holdings and to authorize the board of directors to implement said distribution.

FOURTEENTH ITEM: RATIFICATION OF THE CASH DIVIDEND DISTRIBUTION MADE ON MAY 2, 2024, THROUGH THE REVERSAL OF RESERVES.
It was resolved by majority vote to ratify in all respects the cash dividend distribution in the amount of $55,000,000,000 (fifty-five billion pesos), resolved by the board of directors on May 2, 2024, carried out within the framework of the delegations made by the ordinary and extraordinary general meeting held on October 28, 2022, through the partial release of the voluntary reserve designated as special reserve, based on the financial statements as of June 30, 2023, restated in accordance with the latest consumer price index published by INDEC as of March 31, 2024.

FIFTEENTH ITEM: CONSIDERATION OF THE APPLICATION OF TREASURY SHARES TO THE IMPLEMENTATION OF AN INCENTIVE PLAN FOR THE COMPANY’S MANAGEMENT AND DIRECTORS FOR UP TO 1% OF THE ISSUED SHARES. AUTHORIZATIONS FOR THE SUBMISSION OF THE COMPENSATION PROGRAM TO THE ARGENTINE SECURITIES COMMISSION.
It was resolved by majority vote to (i) authorize the company’s board of directors with the broadest powers to develop an incentive plan promoting the participation of the designated individuals as shareholders of the company, submitting the approval of said plan to the relevant authorities, and (ii) provide that such plan may include up to 1% of the shares issued by the company at the time of its implementation, to be allocated from existing treasury shares or shares to be acquired through share buyback programs in accordance with applicable regulations, which will be delivered to the plan’s beneficiaries based on the performance criteria for participants in that program.

SIXTEENTH ITEM: CONSIDERATION OF THE REQUEST FOR ISSUANCE AND SUPPLEMENTARY PUBLIC OFFERING OF COMMON SHARES DUE TO THE ADJUSTMENT IN THE NUMBER OF SHARES TO WHICH THE OPTIONS ISSUED UNDER THE CAPITAL INCREASE AUTHORIZED BY RESOLUTION NO. RESFC-2021-20968-2021 APN-DIR#CNV DATED FEBRUARY 8, 2021, OF THE ARGENTINE SECURITIES COMMISSION ARE ENTITLED TO. DELEGATION TO THE BOARD OF DIRECTORS FOR ITS IMPLEMENTATION WITH THE BROADEST POWERS.
It was resolved by majority vote to:
(i) request the issuance and public offering of additional common shares, supplementary to those authorized by resolution no. RESFC-2021-20968-2021 APN-DIR#CNV dated February 8, 2021, of the Argentine Securities Commission (“CNV”), within the framework of the capital increase through subscription of shares approved by the shareholders’ meeting dated October 30, 2019, and by the board of directors dated January 20, 2021, for a total of 80,000,000 shares with a nominal value of $1 (currently with a nominal value of $10) and one vote per share, along with 80,000,000 options with rights to receive common shares, reaching a total of up to 160,000,000 shares to be issued in aggregate.
(ii) delegate to the company’s board of directors the authority to set all terms and conditions for the issuance and public offering of additional shares as required to fulfill the delivery of shares in the framework of the exercise of option holders’ rights, with the power to subdelegate to one or more directors, officers of the company, or other persons authorized by the board, in accordance with applicable regulations, including, without limitation, the following powers, as applicable: (i) determining the total number of shares necessary to fulfill the conversion of options into shares according to the conversion mechanisms set forth in the prospectus published on April 12, 2021; (ii) requesting authorization for the public offering and listing of shares derived from the exercise of options issued with the CNV and listing and/or trading on authorized stock exchanges and/or securities markets within the country and/or abroad, with the authority to request all public offering authorizations of other types from the CNV, the United States Securities and Exchange Commission (“SEC”), and/or other similar bodies within or outside the country; (iii) extending and/or adjusting and/or amending the existing american depositary receipts program as of the date between the company and the Bank of New York Mellon as depositary, representing american depositary shares, and delegating to the board of directors the determination of the terms, conditions, and scope of such program and/or entering into a new depositary program with a new depositary and delegating to the board of directors to agree upon the terms, conditions, and scope of said program; (iv) preparing and signing preliminary and final versions of the instruments required to be submitted to the CNV, the SEC, and/or other similar bodies and/or authorized securities markets, in all cases within or outside the country; and (v) signing all necessary documents to implement the issuance of the additional shares, along with performing all related acts necessary to comply with the provisions set forth in the issuance prospectus published on April 12, 2021, in relation to the capital increase through subscription, with the broadest powers.

SEVENTEENTH ITEM: CONSIDERATION OF THE MERGER BY ABSORPTION OF CENTRO DE ENTRETENIMIENTOS LA PLATA S.A. (“CELAP”) WITH IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA AND APPROVAL OF THE SEPARATE AND CONSOLIDATED FINANCIAL STATEMENTS OF THE MERGER PREPARED FOR THIS PURPOSE. CONSIDERATION OF THE PRIOR MERGER AGREEMENT BY ABSORPTION. AUTHORIZATIONS AND DELEGATIONS AND APPOINTMENT OF REPRESENTATIVES TO EXECUTE THE FINAL AGREEMENTS AND OTHER PROCEDURES.
It was approve by majority vote:
(i) the corporate reorganization process;
(ii) the accounting and legal documentation submitted for the consideration of the shareholders’ meeting, highlighting that the reorganization process does not require a capital increase or the establishment of an exchange value due to the existing control relationship between the absorbing and absorbed entities, and especially considering the economic, organizational, and operational advantages this entails for IRSA;
(iii) the preliminary merger agreement between IRSA and CELAP, executed on September 11, 2024;
(iv) the omission of reading the aforementioned accounting and legal documentation, as it was made available to the shareholders in a timely manner;
(v) the delegation to the board of directors of the powers to accept non-substantial changes and/or modifications to the documentation under review; and
(vi) authorization for the members of the board of directors and/or company attorneys-in-fact and/or María Laura Barbosa and/or Lucila Huidobro and/or Carolina Zang, to individually and indistinctly, sign and execute the definitive merger agreement, with sufficient authority to substitute this power of attorney in favor of any other person as deemed necessary.

EIGHTEENTH ITEM: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION, BOLSAS Y MERCADOS ARGENTINOS S.A., CAJA DE VALORES S.A. AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.

It was resolved, by majority vote, to approve the appointment of attorneys Mmes. María Laura Barbosa, Carolina Zang, María Angélica Grisolía, Lucila Huidobro, Pilar Isaurralde, Nadia Dib, Gaston Di Iorio and Gonzalo Sifon and Ms. Andrea Muñoz, so that, acting individually and separately, they may carry out all such actions and/or formalities as may be required to secure authorization and/or registration of the resolutions to be adopted at the shareholders’ meetings by the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Caja de Valores S.A. and the General Inspection of Corporations, with powers to file applications, sign briefs, accept and implement changes, be served notice, answer notices and/or objections, be served notice of resolutions, publish legal notices and carry out all such ancillary acts as may be required in connection with the authorization and/or registration referred to above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

October 29, 2024	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets